American Bonanza Announces Proceeds of $4.9 Million from Sale of Shares

September 13, 2011 – American Bonanza Gold Corp. (TSX: BZA) (OTCQX: ABGFF) (“Bonanza” or the “Company”) is pleased to announce it has sold its shareholding of 4,500,000 common shares of Balmoral Resources Ltd. for gross proceeds of $4,950,000. The net proceeds will be used for exploration and development and general working capital.

The construction phase at the 100% owned Copperstone gold mine in Arizona is nearing completion, and Bonanza is accelerating the planned transition to owner-mining. Bonanza also intends to accelerate planned drilling of expansion targets at Copperstone.

About Bonanza

Bonanza is re-activating mining at the 100% owned, construction-stage Copperstone gold mine in Arizona. Bonanza has approximately 185 million shares outstanding and is permitted and fully funded through to production, with no debt and no hedges. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the transition to owner mining, the commencement of commercial production, and the acceleration of exploration and development, are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the unsuccessful exploration results, changes in the price of gold, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its filings that are available at www.sedar.com.

For further information call or e-mail:
Phone: 1-877-688-7523
Email: info@americanbonanza.com